Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results for the Second Quarter and First Half Year of 2014

August 12, 2014: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the second quarter (“Q2” or the “Quarter”) and first half year (“H1” or “Half Year”) of 2014.  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating and Financial Review

	Q2 2013	Q21 2014	H1 2013	H1 2014	Comment
Gold produced (oz)	11,588	11,223	22,060	21,464	Gold production in Q2 2014 was adversely affected by lower head grade and lower tonnage throughput
On Mine cash cost (US$/oz)2	587	624	620	638	On-mine costs remain low
All-in sustaining cost (US$/oz)1	959	881	942	903	All-in sustaining cost benefitted from reduced capital investment
Gold Sales (oz)	11,588	11,223	23,552	23,433	Gold sales in H1 2014 include work in progress from the preceding quarter of 1,969 oz.
Average realised gold price (US$/oz)1	1,373	1,271	1,488	1,269	The lower realised gold price in Q1 and H1 compared to the comparable periods reflects the lower gold price.
Gross profit ($’m)3	8.6	5.6	17.7	11.7	Lower gross profit was mainly due to the lower realised gold prices, ameliorated by the sale in H1 2014 of gold work in progress.
Net profit attributable to shareholders ($’m)	3.1	1.8	7.6	4.3	Lower net profit in Q2 and H1 was primarily due to lower gold sales, lower realised gold price and the higher effective tax rate.
Adjusted basic earnings per share4 (cents)	9.1	3.7	21.0	7.8	Adjusted basic earnings per share excludes foreign exchange profits and losses.
Cash and cash equivalents ($’m)	22.5	25.8	22.5	25.8	Caledonia’s cash is held mainly in Canadian, UK and South African banks.
Cash from operating activities ($’m)	3.4	1.7	4.6	7.9	Strong cash generation in H1 due to sale of work in progress in January.
Payments to the community and Zimbabwe government ($’m)	6.7	3.6	12.3	6.6
Blanket continues to make a substantial contribution to the Zimbabwean government in the form of taxes, royalties and other fees and charges.  Payments in 2014 include the 1.5% of the value of the gold processed by Fidelity.

1    Results for the six months to June 30 2014 incorporate the re-stated earnings for Q1 2014. Corrected financial statement and MD&A for Q1 2014 will be re-filed
2    Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.
3    Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
4    Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Blanket: low-cost, highly cash generative

Blanket’s results for the Quarter and the Half Year reinforce its position as a low-cost producer.  Blanket’s on-mine cost fell from US$651 per ounce in the previous quarter to US$624 per ounce.  Blanket’s all-in sustaining cost fell from US$924 per ounce in the previous quarter to US$881 per ounce.  Cost reductions were achieved as a result of improved cost controls, greater operating efficiency and reduced sustaining capital expenditure.  Despite the lower gold price Blanket continues to generate sufficient cash so that it can continue to invest for future production growth.

Following the implementation of Indigenisation at Blanket in September 2012, Caledonia receives 49% of Blanket’s dividend distributions, in addition to receiving the repayments of the facilitation loans of US$30 million.

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at the Mascot and GG satellite properties.  A compilation of recent diamond drill intersections is presented in Section 5.1 of the MD&A.  Based on this data, additional inferred resources amounting to approximately 500,000 tonnes at 3.9 g/t was added to the Blanket mine mineral resources as disclosed in the 2014 Annual Information Form.

Exploration development and diamond drilling at the GG and Mascot satellite projects have established the existence of multiple mineralized zones with potentially economic gold grades.  Further work is being done to define the extent and viability of these mineralized zones and their metallurgical amenability to processing.

Caledonia’s Dividend Policy

On November 25, 2013 Caledonia announced its revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April and July 2014.  It is currently envisaged that the existing dividend policy of 6 cents per annum, paid in equal quarterly instalments will be maintained in 2015.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any suitable opportunities that may arise without the need to raise third party finance.

Caledonia’s Strategy

Caledonia’s primary strategy is to continue to invest at Blanket with the objective of increasing production.  Caledonia believes that the continuation of this strategy is in the best interests of shareholders as it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   In Q1 2013, Blanket Mine embarked on a strategy to increase gold production over the next 4 years by accelerating the access to resources below 22 Level. The strategy was based on being able to add to existing production sources by accessing new resource blocks in the Blanket section below 22 Level.

Since this plan was initiated, the gold price has fallen from approximately US$1,700 per ounce to the current level of approximately US$1,300 per ounce, and projections for future gold prices have also been significantly reduced.  Gold production at Blanket has been lower than anticipated and taxes and regulatory fees in Zimbabwe have increased.  Blanket mine remains cash generative however, the combined effect of these factors means that the rate of cash generation at Blanket is lower than anticipated.  Accordingly, management at Blanket and Caledonia is currently reviewing the medium term capital investment programme at Blanket.  The revised programme is expected to be finalised in Q4 of 2014 and may result in revisions to the rate of increase in Blanket’s production.

Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia may also consider using its financial and managerial resources which are outside Zimbabwe to consider any suitable opportunities elsewhere in sub-Saharan Africa.

Outlook

Production for 2014 is expected to be approximately 45,000 ounces of gold.  Guidance for 2015 and beyond will be provided towards the end of 2014, once the review of Blanket’s medium term capital investment programme has been completed.

On-mine costs at Blanket are low and better than expected, notwithstanding the lower head grade, primarily due to the improved metallurgical recovery and reduced cyanide consumption as a result of being able to re-introduce oxygen sparging into the CIL circuit.

Blanket’s strong cash generation and Caledonia’s robust balance sheet mean that Caledonia and Blanket have the financial capacity to continue to invest with a view to realising Blanket’s growth potential.

Commenting on these results, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:

“The Quarter and first half year of 2014 presented significant challenges as a result of the continued low grades which adversely affected gold production.  New production areas have and are being developed to replace those areas where production has been suspended due to the lower grade.  I am confident that the 2014 production target of 45,000 ounces will be achieved.

“Management interventions to improve grade control resulted in some improvement in Q2 from the previous quarter, but it is likely that the achieved grade in future quarters will continue to be at or slightly lower than the level that was achieved in Q2.

“This year Blanket has sold its gold to Fidelity Printers and Refiners.  The new sales arrangements with Fidelity have reduced Blanket’s working capital requirement due to the earlier payment terms.  Blanket has received all payments due from Fidelity in-full and on-time.

“It is pleasing that we are now beginning to see the fruits of ongoing exploration activity.  Based on recent drilling, a further 500,000 tonnes at 3.9 grammes per tonne has been identified which, as expected, appears to be a continuation of the Blanket Ore bodies and is the area that is being addressed by the No. 6 Winze Project.

“The nature of the ore bodies at Blanket and the satellites dictates that exploration is best done from underground drill cubbys rather than surface drilling.   It takes a significant amount of time to complete the underground development and cross-cuts out to the required drilling points.  This work has been in progress for several quarters and I expect that  it will result in further increases in resources.

“In light of the lower gold price, slightly lower than anticipated production and the increased taxation burden in Zimbabwe, Blanket and Caledonia are reviewing Blanket’s medium term investment programme with a view to optimising Blanket’s future profitability and cash generation.  I expect that this process will be completed in the fourth quarter of 2014.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended March 31, 2014 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30 (i)
	2013	2014	2013	2014
	$	$	$	$
Revenue	17,190	15,555	36,408	32,618
Royalty	(1,137)	(1,090)	(2,486)	(2,285)
Production costs	(6,602)	(7,768)	(14,621)	(16,556)
Depreciation	(820)	(1,025)	(1,623)	(2,083)
Gross profit	8,631	5,672	17,678	11,694
Administrative expenses	(3,377)	(1,760)	(4,552)	(3,607)
Foreign exchange (loss)/gain.	-	(129)	-	128
Gain on sale of property plant and equipment	-	5	-	5
Results from operating activities	5,254	3,788	13,126	8,220
Finance (expense)/income	(134)	(29)	(198)	(70)
Profit before income tax	5,120	3,759	12,928	8,150
Income tax expense	(1,375)	(1,237)	(3,653)	(2,537)
Profit for the period	3,745	2,522	9,275	5,613
Profit/(loss) on foreign currency translation	1,720	(2,288)	2,547	(154)
Total comprehensive income for the period	5,465	234	11,822	5,459
Earnings per share (cents)
Basic	5.8	3.5	14.7	8.2
Diluted	5.8	3.4	14.6	8.0
Adjusted earnings per share (cents) (ii)
Basic	9.1	3.7	21.0	7.8

(i)	Results for the six months to June 30 2014 incorporate the re-stated earnings for Q1 2014. Corrected financial statement and MD&A for Q1 2014 have been re-filed
(ii)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of the Management Discussion and Analysis for a discussion of non-IFRS measures

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Cash flows from operating activities
Cash generated by operating activities	3,528	5,784	10,396	11,219
Advance payment	-	(1, 018)	-	(1,987)
Net Interest paid	(29)	(134	(70)	(198)
Tax paid	(1,841)	(1,250)	(2,441)	(4,413)
Cash from operating activities	1,658	3, 382	7,885	4,621

Cash flows from investing activities
Property, plant and equipment additions	(1,550)	(3, 768)	(3,582)	(5,108)
Net cash used in investing activities	(1,550)	(3, 768)	(3,582)	(5,108)

Cash flows from financing activities
Dividend paid	(980)	(2,616)	(1,887)	(5,450)
Proceeds from shares issued	-	288	-	470
Net cash used in financing activities	(980)	(2,328)	(1,887)	(4,980)
Net increase/(decrease) in cash and cash equivalents	(872)	(2,714)	2,416	(5,467)
Cash and cash equivalents at beginning period	26, 714	25,189	23,426	27, 942
Cash and cash equivalents at end of period	25,842	22,475	25,842	22,475

Condensed Consolidated statements of Financial Position (unaudited) (In thousands of Canadian dollars)
	As at	June 30	December 31,
		2014	2013
		$	$
Total non-current assets		35,344	33,448
Inventories		6,840	6,866
Prepayments		258	177
Trade and other receivables		3,210	3,889
Cash and cash equivalents		25,852	25,222
Total assets		71,494	69,602
Non-current liabilities		10,525	10,094
Trade and other payables		4,254	4,600
Income taxes payable		1,169	1,138
Bank overdraft		-	1,796
Total liabilities		15,948	17,628
Total equity		55,546	51,974
Total equity and liabilities		71,494	69,602